Filed by BW LPG Limited

Pursuant to Rule 425 Under
The Securities Act of 1933

Subject Company: Dorian LPG Ltd.

Commission File Number: 001-36437

On June 6, 2018, BW LPG Limited (the “Company) made the following communications on its Twitter and LinkedIn accounts. The full text of the article referenced in the Company’s communications is also set forth in full below.

LinkedIn:

“Tradewinds covers a report from New York-based investment adviser Robotti & Co on BW LPG’s Dorian proposal. Click to read (subscription required). http://www.tradewindsnews.com/finance/1505714/dorian-shareholder-supports-bw-lpg-offer

“Important information about the proposed combination can be found at https://lnkd.in/grVpJyx ”

Twitter:

“Tradewinds covers a report from New York-based investment adviser Robotti & Co on the Dorian proposal from BW LPG. Click to read (subscription required).

http://www.tradewindsnews.com/finance/1505714/dorian-shareholder-supports-bw-lpg-offer

“Important information about the proposed combination can be found at http://www.bwlpg.com/getmedia/2913d839-f564-44e6-abca-fb0f71d9de5d/BW-LPG-Limited-Legend2018.aspx”

TradeWinds Article:

Dorian shareholder supports BW LPG offer

Despite some analysts seeing potential for better terms, one investor advises LPG ship owner to accept BW's offer.

June 5th, 2018 23:02 GMT by Michael Angell

BW LPG's offer to acquire Dorian LPG is in the "best interest of all Dorian shareholders," a New York based investment adviser said in a letter to Dorian's board of directors.

Bob Robotti, whose Robotti & Co has $596m in assets under management, said in a letter addressed to Dorian chairman and chief executive John Hadjipateras that BW's $1.1bn offer for Dorian represents a "compelling offer."

A representative for Dorian declined comment on the letter.

Robotti holds 318,446 shares of Dorian, according to its last regulatory filing, amounting to less than 1% of the company.

But Robotti tells TradeWinds that he has been a long-time shareholder in the company, watching it go through highs and lows of the VLGC market. Robotti has also held shares in other gas shipping names including Avance Gas and Stolt-Nielsen.

"The investment thesis of growing US LPG production that needs to be shipped overseas all makes sense," Robotti said. "But the vessel ordering got out of hand."

But Robotti says the combined company would be able to "amplify and extend" shareholder value once the market turns upward again.

The BW-Dorian combination would benefit from the larger fleet size and greater market presence, have a lower cost of capital and have a "strong financially invested partner via the parent company BW Group . . . should the current market weakness extend for multiple years."

The question remains whether Dorian's board will accept the offer. A report last week from Arctic Securities suggested that "BW LPG will have to do better in order to convince shareholders of Dorian."

Analyst Lars Ostereng estimates that the current stock-for-stock transaction of 2.05 BW LPG shares to one Dorian share implies a VLGC resale price of $56m, about 19% below the current market value of around $69m.

While it does support the move to consolidate the industry, Arctic says "the offer does not fully reflect Dorian’s contribution to (net asset value), and we question whether the current offer will be enough to convince Dorian’s shareholders to accept."

But Robotti says the exchange ratio BW LPG laid out appears to be fair value for the company.

"There's the risk of being penny wise, but pound foolish," Robotti said. "You can try to get a a little bit more and get carried away, but an offer might get pulled."

Cautionary Statement Regarding Forward-Looking Statements

These communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding BW LPG Limited’s (“BW LPG”) proposed business combination transaction with Dorian LPG Ltd. (“Dorian”) (including the benefits, results, effects and timing of a transaction), all statements regarding BW LPG’s (and BW LPG’s and Dorian’s combined) expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions.

Statements in these communications concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth of BW LPG (and the combined businesses of BW LPG and Dorian), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of BW LPG based upon currently available information. Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from BW LPG’s expectations as a result of a variety of factors, including, without limitation, those discussed below. The forward–looking statements in this communication are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in BW LPG’s records and other data available from unrelated parties.

Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which BW LPG is unable to predict or control, that may cause BW LPG’s actual results, performance or plans with respect to Dorian, to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in BW LPG’s filings with the Oslo Bors (the “Bors”) contained on BW LPG’s website.

Risks and uncertainties related to the proposed transaction with Dorian include, but are not limited to, uncertainty as to whether BW LPG will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on BW LPG’s stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory or other approvals required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Dorian’s businesses and operations with BW LPG’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

Many of these factors are beyond BW LPG’s control. BW LPG cautions investors that any forward-looking statements made by BW LPG are not guarantees of future performance. BW LPG disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

These communications are provided for informational purposes only and does not constitute an offer to purchase or sell or the solicitation of an offer to purchase or sell any securities. Subject to future developments, BW LPG may file a registration statement and/or exchange offer documents with the Securities and Exchange Commission (the “SEC”) in connection with a possible business combination transaction with Dorian. BW LPG and Dorian shareholders should read those filings, and any other filings made by BW LPG with the SEC in connection with a possible business combination, if any, as they will contain important information. Those documents, if and when filed, may be obtained without charge at the SEC’s website at www.sec.gov.